Exhibit 99.1

news release

Encana report on voting results from the 2013 Annual Meeting of Shareholders

For Immediate Release

Calgary, Alberta (April 24, 2013) TSX, NYSE: ECA

The following matters were voted upon at the Annual Meeting of Shareholders of Encana Corporation (“Encana” or the “Corporation”) held on April 23, 2013 in Calgary, Alberta. Each of the matters is described in greater detail in the 2013 Notice of Annual Meeting of Shareholders and Information Circular dated February 28, 2013 (the “Circular”).

1.	Election of Directors

By resolution passed via ballot, the following nine nominees were appointed as Directors of the Corporation to serve until the next annual meeting of shareholders of the Corporation, or until their successors are elected or appointed. The results of the ballot were as follows:

Name of Nominee	Votes For	Percent	Votes Withheld	Percent
Peter A. Dea	405,772,318	91.62%	37,112,869	8.38%
Claire S. Farley	404,861,771	91.42%	37,973,370	8.58%
Fred J. Fowler	390,577,553	88.20%	52,257,634	11.80%
Suzanne P. Nimocks	389,681,229	88.00%	53,153,958	12.00%
David P. O’Brien	395,750,397	89.37%	47,084,790	10.63%
Jane L. Peverett	404,859,082	91.42%	37,976,105	8.58%
Brian G. Shaw	398,385,699	89.96%	44,449,488	10.04%
Bruce G. Waterman	390,823,783	88.25%	52,011,404	11.75%
Clayton H. Woitas	374,279,252	84.52%	68,555,935	15.48%

2.	Appointment of Auditors

By a resolution passed via show of hands, PricewaterhouseCoopers LLP, Chartered Accountants, were appointed as auditor of the Corporation to hold office until close of the next annual meeting or until their successors are duly appointed, and the directors were authorized to fix their remuneration. Proxies were received on this matter as follows:

Votes For	Percent	Votes Withheld	Percent
474,378,135	99.44%	2,695,110	0.56%

Encana Corporation	1

3.	Acceptance of Corporation’s Approach to Executive Compensation

By resolution passed via ballot, shareholders voted on an advisory basis to accept the Corporation’s approach to Executive Compensation as described in the “Statement of Executive Compensation – Compensation Discussion and Analysis” sections of the Circular. The results of the ballot were as follows:

Votes For	Percent	Votes Against	Percent
366,470,425	82.75%	76,369,469	17.25%

4.	Reconfirmation and approval of Shareholder Rights Plan

By resolution passed via ballot, shareholders voted to reconfirm and approve the Corporation’s Shareholder Rights Plan as described in the Circular. The results of the ballot were as follows:

Votes For	Percent	Votes Against	Percent
410,935,567	92.80%	31,904,333	7.20%

Encana Corporation

Encana is a leading North American energy producer that is focused on growing its strong portfolio of diverse resource plays producing natural gas, oil and natural gas liquids. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contacts:	Media contact:
Lorna Klose	Jay Averill
Manager, Investor Relations	Media Relations
(403) 645-6977	(403) 645-4747

Patti Posadowski
Advisor, Investor Relations
(403) 645-2252

SOURCE: Encana Corporation

Encana Corporation	2